Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 O: 650.493.9300 F: 650.493.6811

October 1, 2021

Via EDGAR and Secure File Transfer

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:   Priscilla Dao

Jeff Kauten

Laura Veator

Stephen Krikorian

Re: Informatica Inc.

Amendment No. 2 to Draft Registration Statement on Form S-1

Submitted September 7, 2021

CIK No. 0001868778

Ladies and Gentlemen:

On behalf of our client, Informatica Inc. (“INFA” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated September 21, 2021, relating to the above referenced Amendment No.2 to Draft Registration Statement on Form S-1 submitted to the Commission on September 7, 2021 (“Draft Amendment No.2”). We are concurrently filing via EDGAR this letter and a revised draft of the Registration Statement (the “Registration Statement”). For the Staff’s reference, we are providing to the Staff a copy of this letter as well as both a clean copy of the Registration Statement and a copy marked to show all changes from the version confidentially submitted on September 7, 2021.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Draft Amendment No. 2 submitted on September 7, 2021), all page references herein correspond to the page of the Registration Statement.

AUSTIN    BEIJING    BOSTON    BRUSSELS    HONG KONG    LONDON    LOS ANGELES    NEW YORK    PALO ALTO

SAN DIEGO    SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC    WILMINGTON, DE

Securities and Exchange Commission

October 1, 2021

Amendment No. 2 to Draft Registration Summary on Form S-1

Unaudited Pro Forma Consolidated Financial Statements

Note 3. Adjustments to Unaudited Pro Forma Consolidated Statement of Operations, page 90

1. Your disclosure on page 80 indicates that you granted options after June 30, 2021. Please disclose any compensation expense associated with these options that will be recognized upon completion of the offering.

In response to the Staff’s comment, the Company respectfully informs the Staff that after June 30, 2021, the Company granted 1.1 million options to purchase shareholder interests to its employees, which are subject to the completion of this offering and the market liquidity vesting criteria in connection with achieving a certain per share price in any one or more exit events. Additionally, on September 21, 2021, the Company granted 14.4 million options to purchase shareholder interests to its employees and officers. The option’s vesting criteria is subject to both a service-based condition and a performance-based liquidity vesting condition. The option’s performance-based condition includes the effectiveness of the Company’s initial public stock offering before or on March 22, 2022. If the offering is not declared effective on or prior to that date, the options will expire unvested. Accordingly, related stock-based compensation expense will not begin to be recognized until the consummation of the offering, as the achievement of the performance-based vesting condition is not deemed to be probable at this time.

In connection with the aforementioned stock option issuances subsequent to June 30, 2021, the Company expects to recognize $0.3 million of stock-based compensation expense upon completion of the offering.

The Company also has revised the disclosures in Note 1 (iv) page 93, Note 3 (K) page 94 and Note 3 (P) page 95 of the unaudited pro forma consolidated financial information to reflect the adjustments for options granted after June 30, 2021.

In addition to the performance-based option grants as discussed above, the Company granted 6.6 million options to purchase shareholder interests which vesting is subject to a service-based condition only, subsequent to June 30, 2021. These options do not have any one-time stock-based compensation expense that will be recognized upon completion of the offering. The Company has disclosed these grants in the Subsequent Events disclosure (Note 22) on Page F-67 of the Registration Statement, in response to the Staff’s comment #5 below.

2. We note that your pro forma financial statements include adjustments to reflect the repayment of a portion of your First Lien Credit Agreement and the full amount of your Second Lien Credit Agreement and the removal of the historical interest expense and amortization of debt issuance costs and discounts relating to this debt. Tell us how you also considered including adjustments to reflect any losses relating to the write off of unamortized debt issuance costs and discounts associated with the prepayment, and the 2% prepayment penalty. To the extent any expenses, losses and related tax effects will not recur beyond 12 months after the transaction, please disclose this in the notes. Refer to Rule 11-02 (a)(11) of Article 11.

The Company respectfully informs the Staff that it has revised its disclosure on Page 128 of the Registration Statement, to clarify that the Company expects to repay in full the total indebtedness outstanding under the First and Second Lien Term Facilities through the issuance of a new term loan (“New Term Loan Facility”) and with the proceeds from the offering. The Company further advises the staff that it has not finalized any relevant terms of the New Term Loan Facility, including final commitment from each prospective lender, as of the date of this response.

For the purpose of the unaudited pro forma consolidated financial information, the Company will assume the entire First and Second Lien Term Facilities to be extinguished and the New Term Loan Facility accounted for as a new loan.

Accordingly, the unaudited pro forma consolidated financial information reflect adjustments for the removal of historical interest expense, amortization of debt issuance costs and debt discounts, and losses related to the write-off of unamortized debt issuance costs and debt discounts related to both First and Second Lien Term Facilities and the payment of the 2% prepayment premium on the Second Lien Term Facility. There is no prepayment premium on the First Lien Term Facility. In addition, the unaudited pro forma consolidated financial information reflect adjustments for interest expense, amortization of debt issuance costs and debt discounts on the New Term Loan, as disclosed in Note 3 (L) page 94, Note 3 (Q) page 95 and Note 3 (R) page 96.

Securities and Exchange Commission

October 1, 2021

In response to the Staff comments, the Company has revised disclosures Note 1 (iii) page 93 and Note 3 (L) page 94, Note 3 (Q) page 95 and Note 3 (R) page 96 in the unaudited pro forma consolidated financial information to reflect the interest expense, debt issuance and debt discount cost adjustments due to this transaction.

3. We note your disclosure on page 124 that you intend to refinance the term loans under the existing First Lien Credit Agreement. Tell us how you considered including adjustments to your pro forma income statement to reflect any losses from refinancing, additional interest expense, and additional amortization of debt issuance costs and debt discounts relating to this refinancing. Refer to Rule 11-01 (a)(8) of Article 11. To the extent any expenses, losses and related tax effects will not recur beyond 12 months after the transaction, please disclose this in the notes. Refer to Rule 11-02 (a)(11) of Article 11.

Please refer to the Company’s response to Comment 2 above.

Audited Financial Statements of Ithacalux Topco S.C.A

Note 14. Stockholders Equity and Deferred Compensation

Option Awards Activity, Page F-51

4. Please disclose the weighted average fair value of your shares used in the determination of the fair value of your options granted during the six months ended June 30, 2021. Please also disclose the unrecognized compensation expense relating to all outstanding awards as of June 30, 2021.

In response to the Staff’s comment, the Company respectfully advises the Staff to refer to Note 14 on page F-50, where we have disclosed the total unamortized stock-based compensation expense relating to performance-based options outstanding as of June 30, 2021. The Company has also revised disclosures on Note 14 on Pages F-52 and F-53 of the Registration Statement to add the weighted average fair value of shareholder interests used to calculate the fair value of options granted during the six months ended June 30, 2021, and the total unamortized stock-based compensation expense relating to service-based options outstanding as of June 30, 2021.

Securities and Exchange Commission

October 1, 2021

Notes to Consolidated Financial Statements

22. Subsequent Events (Unaudited), page F-66

5. Please disclose the number of options issued after June 30, 2021 and the unrecognized compensation expense associated with these options.

In response to the Staff’s comment, the Company has revised Subsequent Events disclosure (Note 22) on Page F-67 of the Registration Statement, to disclose the number of options issued after June 30, 2021, and the unrecognized compensation expense associated with these options.

*****

Securities and Exchange Commission

October 1, 2021

Please direct any questions regarding the Company’s responses or the Registration Statement to me at (650) 714-8525 or sbernard@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Steven V. Bernard
Steven V. Bernard

cc:	Amit Walia, Informatica Inc.

Eric Brown, Informatica Inc.

Bradford Lewis, Informatica Inc.

Jeffrey D. Saper, Wilson Sonsini Goodrich & Rosati, P.C.

Andrew S. Gillman, Wilson Sonsini Goodrich & Rosati, P.C.

Michael A. Moesel, Wilson Sonsini Goodrich & Rosati, P.C.

Gordon K. Davidson, Fenwick & West LLP

Michael A. Brown, Fenwick & West LLP

Michael S. Pilo, Fenwick & West LLP